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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Legrand Holding S.A.

(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosures:

Legrand Holding Key Figures

Legrand Holding Key Figures

Legrand Holding

Consolidated data	1999 pro forma (1)(2)	2000 pro forma (1)(2)	2001 pro forma (1)(2)
	(€ millions, US GAAP)
Sales	2275.1	2768.2	3057.2

EBITDA(3)	490.8	595.4	559.7
Maintainable EBITDA(3)	501.9	595.3	588.6
as % of sales	22.1%	21.5%	19.3%

EBIT before goodwill(4)	350.7	429.9	371.2
Maintainable EBIT before goodwill(4)	361.8	429.8	400.1
as % of sales	15.9%	15.5%	13.1%

Important note

        In order to provide a comprehensive view of our business taking into account the acquisition by our wholly owned subsidiary of 98% of the share capital of Legrand SA on December 10, 2002 (the "Acquisition") and the subsequent acquisition of the remaining 2% of the share capital of Legrand SA in order to provide comparable historical figures between our actual results following the Acquisition and those of Legrand SA, our predecessor, we present pro forma accounts of Legrand Holding for FY 1999, FY 2000, FY 2001 (see definition (2)).

Definitions:

  (1)
  These figures are based on our financial statements adjusted to exclude the following purchase accounting entries related to the Acquisition: one time non cash expenses due to goodwill allocation to inventories (FY 1999, FY 2000 and FY 2001: €125.8M), and additional depreciation of revalued assets (FY 1999, FY 2000 and FY 2001: €134.4M). We believe it is important to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Legrand Holding and in order to facilitate comparison to historical results of our predecessor prior to the Acquisition.

  (2)
  Proforma financial information = adjusted for (1) above and assuming full ownership of Legrand SA throughout the relevant period which means that pro forma accounts give effect to the following transactions (and certain other related transactions) as though they had occurred on January 1:

  •
  the Acquisition for aggregate cash consideration of €3,626 million;

  •
  the completion of the Minority Buy-Out Offer of the remaining public shareholders of Legrand SA (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

  •
  the sale of all marketable securities held by the group;

  •
  the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, subordinated perpetual notes (the TSDIs) and €39 million of existing debt, including capital leases and other debt);

    •
    the financing of the foregoing transactions with existing cash of Legrand and with the proceeds from the issuance of ordinary shares by Legrand Holding to the Consortium which formed Legrand Holding for purposes of the Acquisition; the proceeds from the subordinated shareholder PIK loan provided by the Consortium; and borrowings under the senior credit agreement and the mezzanine credit agreement;

    •
    the use of the net proceeds of our offering of high yield notes on February 12, 2003, to repay the amounts borrowed under the mezzanine credit agreement.

    Reconciliation for FY 1999, 2000 and 2001 of Legrand SA US GAAP (our Predecessor)'s operating income and Legrand SA French GAAP net income:

	12 months 1999	12 months 2000	12 months 2001
		in €millions
Net income Legrand SA French GAAP	204.0	235.0	176.0
Less minority interests + equity in earnings of investees	1.0	-2.0	-1.0
Add income tax	104.0	106.0	56.0
Profit and loss on assets sales	0.3	3.1	3.3
Add other expenses	30.9	23.3	63.8
Add interests expenses	27.0	64.0	92.0

EBIT Legrand SA French GAAP	367.2	429.4	390.1

Less exceptional items	-11.1	0.1	-28.9
Less discounts	-22.8	-28.6	-36.8
Add amortization of goodwill	17.4	29.0	46.8

EBIT Legrand SA US GAAP (Predecessor)	350.7	429.9	371.2

    Reconciliation for FY 1999, 2000 and 2001 of Legrand SA US GAAP (our Predecessor)'s operating income and Legrand Holding operating income pro forma:

	12 months 1999	12 months 2000	12 months 2001
	in € millions US GAAP
EBIT Legrand SA (Predecessor)	350.7	429.9	371.2
Less impact of purchase accounting entries recorded by Legrand Holding:
Cost of goods sold	-125.8	-125.8	-125.8
R&D and Administrative and selling expenses	-134.4	-134.4	-134.4

Subtotal purchase accounting entries	-260.2	-260.2	-260.2

EBIT Legrand Holding pro forma	90.5	169.7	111.0

  (3)
  Reconciliation of EBITDA pro forma adjusted for purchase accounting and Maintainable EBITDA pro forma adjusted for purchase accounting with net income of Legrand SA (our Predecessor) French GAAP:

	12 months 1999	12 months 2000	12 months 2001
		in €millions
Net income Legrand SA French GAAP	204.0	235.0	176.0
Less minority interests + equity in earnings of investees	1.0	-2.0	-1.0
Add income tax	104.0	106.0	56.0
Profit and loss on assets sales	0.3	3.1	3.3
Add other expenses	30.9	23.3	63.8
Add interests expenses	27.0	64.0	92.0

EBIT Legrand SA French GAAP	367.2	429.4	390.1

Less exceptional items	-11.1	0.1	-28.9
Less discounts	-22.8	-28.6	-36.8
Add amortization of goodwill	17.4	29.0	46.8

EBIT Legrand SA US GAAP (Predecessor)	350.7	429.9	371.2

	12 months 1999	12 months 2000	12 months 2001
	in € millions US GAAP
EBIT Legrand SA (Predecessor)	350.7	429.9	371.2
Less impact of purchase accounting entries recorded by Legrand Holding:
Cost of goods sold	-125.8	-125.8	-125.8
R&D and Administrative and selling expenses	-134.4	-134.4	-134.4

Subtotal purchase accounting entries	-260.2	-260.2	-260.2

EBIT Legrand Holding pro forma	90.5	169.7	111.0

	12 months 1999	12 months 2000	12 months 2001
	in € millions US GAAP
EBIT Legrand Holding pro forma	90.5	169.7	111.0
Adjustment for inventories revaluation	125.8	125.8	125.8
Add amortization and depreciation	274.5	299.9	322.9

EBITDA pro forma adjusted for purchase accounting	490.8	595.4	559.7

Add exceptional charges	11.1	-0.1	28.9

Maintainable EBITDA pro forma adjusted for purchase accounting	501.9	595.3	588.6

  (4)
  Reconciliation of EBIT before goodwill pro forma adjusted for purchase accounting and Maintainable EBIT before goodwill pro forma adjusted for purchase accounting with net income of Legrand SA (our Predecessor) French GAAP:

	12 months 1999	12 months 2000	12 months 2001
		in €millions
Net income Legrand SA French GAAP	204.0	235.0	176.0
Less minority interests + equity in earnings of investees	1.0	-2.0	-1.0
Add income tax	104.0	106.0	56.0
Profit and loss on assets sales	0.3	3.1	3.3
Add other expenses	30.9	23.3	63.8
Add interests expenses	27.0	64.0	92.0

EBIT Legrand SA French GAAP	367.2	429.4	390.1

Less exceptional items	-11.1	0.1	-28.9
Less discounts	-22.8	-28.6	-36.8
Add amortization of goodwill	17.4	29.0	46.8

EBIT Legrand SA US GAAP (Predecessor)	350.7	429.9	371.2

	12 months 1999	12 months 2000	12 months 2001
	in € millions US GAAP
EBIT Legrand SA (Predecessor)	350.7	429.9	371.2
Less impact of purchase accounting entries recorded by Legrand Holding:
Cost of goods sold	-125.8	-125.8	-125.8
R&D and Administrative and selling expenses	-134.4	-134.4	-134.4

Subtotal purchase accounting entries	-260.2	-260.2	-260.2

EBIT Legrand Holding pro forma	90.5	169.7	111.0

	12 months 1999	12 months 2000	12 months 2001
	in € millions US GAAP
EBIT Legrand Holding pro forma	90.5	169.7	111.0
Adjustment for inventories revaluation	125.8	125.8	125.8
Add R&D and Administrative and selling expenses	134.4	134.4	134.4
Add amortization/impairment of goodwill	0.0	0.0	0.0

EBIT before goodwill pro forma adjusted for purchase accounting	350.7	429.9	371.2

Add exceptional charges	11.1	-0.1	28.9

Maintainable EBIT before goodwill pro forma adjusted for purchase accounting	361.8	429.8	400.1

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Registrant
Dated: January 30, 2004	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

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Legrand Holding Key Figures
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